China Yida Holding, Co.
RM 1302-3 13/F, Crocodile House II
55 Connaught Road Central, Hong Kong

August 18, 2008

Securities Exchange Commission
Collin Webster
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Yida Holding, Co.
Amendment No. 2 to Form S-1
Filed August 6, 2008
File No. 333-150665

Dear Mr. Webster:

We are in receipt of your letter dated August 15, 2008 regarding the above referenced filing and the following are our responses:

General

1.
We note your response to comment one in our letter dated July 24, 2008, and are unable to concur with your conclusions.  Accordingly, please revise the registration statement to recharacterize the offering as a primary offering by the company through the selling shareholders, state the fixed price at which the shareholders will sell the shares for the duration of the offering and name the selling shareholders as underwriters.  In the alternative, further reduce the number of shares being registered for sale by the selling shareholders.

Response:    We have reduced the number of shares being registered for sale by the selling shareholders.

2.	Please update your financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response:   We have updated our financial statements to include the financials for the quarter ended June 30, 2008.

Prospectus Summary, page 1

3.
We note your response to comment three in our letter dated July 24, 2008 and reissue, in part, comment five in our letter dated June 5, 2008.  Please delete or substantially reduce the first two pages of the prospectus summary and only briefly summarize the history of your business, to the extent material.  In addition, delete the subsection “Recent Developments” on page 8 as it repeats verbatim the disclosure on page 7.

Response:  We have deleted and substantially reduced our prospectus summary to only include a brief history of our business and a short overview of the history of the public company.  Additionally, we deleted the subsection “Recent Developments” on page 8.

4.	We note your response to comment four in our letter dated July 24, 2008; however, you have not included Fujian Yintai Tourism on the chart. Please advise or revise.

Response:  We have revised all the corporate charts included in the Registration Statement on Form S-1 to include our new subsidiary, Fujian Yintai Tourism.

Item 11.  Information with Respect to the Registrant, page 24

Description of Business, page 24

5.
We note your response to comment ten in our letter dated July 24, 2008.  Please discuss in more detail the construction project and your marketing promotion agreement.  For example, please disclose here and/or in your management’s discussion and analysis how  you anticipate paying for both projects.  Furthermore, disclose the location of the Zhuangyuan Rock attraction.  Disclose whether the agreements for these projects are in writing, and if so, file copies of the agreements as exhibits to the registration statement.

Response:  We have discussed in more detail the construction project and the marketing promotion agreement.  Specifically, we used the proceeds from the financing arrangement with Pope to fund the construction project.  The construction of Zhuangyuan Rock Resort is located at the lower reaches of the Shangqing River, which is an important part of the Great Golden Lake.  With respect to the promotional arrangements, we used cash that we generated from revenue to pay for the promotional services.  We have attached copies of the agreements for both the construction of Zhuangyuan Rock Resort and the promotions (along with English translations) to the Registration Statement on Form S-1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Three months ended March 31, 2008 compared to the three months ended March 31, 2007, page 39

Cost of Revenue, page 40

6.	It appears that the last sentence of the first paragraph, beginning with “[T]o maintain the suitable …,” is incomplete. Please revise accordingly.

Response:  The incomplete sentence in the Management’s Discussion and Analysis section has been amended to state that the cost of revenue increased because revenue increased which required us to similarly increase the cost of revenue.

Certain Relationships and Related Party Transactions, page 47

7.
We note your response to comment 23 in our letter dated July 24, 2008.  Please explain in more detail the business you transact with Jinyang Company and Xinhengji, which results in receivables from these companies.

Response:  Other than the loan between us and Jinyang there are no other business relations with Jinyang.  They are only related because of the common shareholder, Chen Minhua.  With respect to Xinhengji, we have contracted with them to enable us to own teh rightst o sell commercial advertising minutes on FETV television stations.  This is described in more detail in our response to comment 8, below.

Consolidated Financial Statements – Fiscal Years Ended December 31, 2007 and 2006

8.
We note your response to comment 24 in your letter dated August 5, 2008 (regarding our comment letter dated July 24, 2008 on your Form S-1) and your response to comment one in your letter dated August 6, 2008 (regarding our comment letter dated July 23, 2008 on your 2007 Form 10-KSB).  We are not clear from your responses and the disclosure on page F-10 as to the rights and obligations of the company under the contract with Xinhengji and how the company is accounting for these rights and obligations.  For instance, you state on page F-10 that the company is “responsible paying for the air time … which is capitalized and amortized on a monthly basis.”  Furthermore, you state in your August 6, 2008 letter that “the company receives the rights to sell advertising …”  However, it does not appear that the company has capitalized any intangible advertising rights.  As to the obligations, please clarify how the company accounts for contractual obligations to purchase programming for which the company seems to have exchanged for the rights to sell advertising.  Please revise your disclosures so that all of the significant terms of your arrangement, and your accounting of them, are wholly transparent to readers and advise us.

Response:

We render this response to clarify the rights and obligations of the Registrant with regard to your concerns as reflected in comment #8.

Xinghenji (“XHJ”) has contracted with the Registrant to enable it to own the rights to sell commercial advertising minutes on FETV television stations. This right was purchased by the registrant for RMB 5,000,000 per annum.  The registrant recorded the right in the amount of RMB 416,667 as cost of revenue against advertisement revenue on a monthly basis.

As part of the arrangement the registrant is obligated to purchase appropriate television programming for FETV station.  XHJ is obligated to reimburse the registrant for up to RMB 5,000,000 for the purchase of the television programs. If the amount paid for purchasing programs is more than RMB 5,000,000 the registrant bears the excess cost.

The registrant has recorded a receivable from XHU for the amount of purchasing programs for FETV up to the aforementioned RMB 5,000,000.  To the extent the registrant has expended in excess of RMB 5,000,000 in connection with the purpose of programming, this amount is borne by the registrant.

Finally, we acknowledge the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHINA YIDA HOLDING, CO.

By: /s/ Chen Minhua
Chen Minhua